N-SAR Item 77C

iShares Trust
Shareholder Meeting Results (Unaudited)

A special meeting of shareholders of the iShares Trust was held on November 15, 2001. At the meeting, the following matter was voted upon and approved by the shareholders. The matter voted upon was a Trust-wide proposal and the voting results are presented below.

Proposal: To elect the six nominees specified below as Trustees, to hold office until their successors are duly elected and qualified.

    Trustee             Votes For    Votes Withheld
    Nathan Most        99,539,634       163,697
    Richard K. Lyons   99,539,634       163,697
    George G.C.        99,539,634       163,697
    Parker
    John B. Carroll    99,539,634       163,697
    W. Allen Reed      99,539,634       163,697
    Garrett F.         99,539,634       163,697
    Bouton

Messrs. Most, Lyons, and Parker previously served as Trustees of the Trust and were reelected. Messrs. Carroll, Reed and Bouton were newly elected.